May 1, 2012

VIA EDGAR AND FACSIMILE

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tilly’s, Inc.
Registration Statement on Form S-1
Filed July 1, 2011
File No. 333-175299

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective May 3, 2012, at 4:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Patrick Grosso at (949) 609-5567 to provide notice of effectiveness.

In connection with this request for effectiveness, Tilly’s, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, TILLY’S, INC.

By:	/s/ Daniel Griesemer
Daniel Griesemer President and Chief Executive Officer

cc: (via email)

Patrick Grosso

Michael Treska